Adtomize Inc.
                                    8th Floor
                            200 South Virginia Street
                                 Reno, NV 89501
                                 (775) 583-1801


December 10, 2009

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Mail Stop 3720

Re: Adtomize Inc.:
    Form 10-K for Fiscal Year Ended March 31, 2009
    Filed July 1, 2009
    File No. 333-150775

Dear Mr. Spirgel:

     Adtomize Inc. (the "Company") acknowledges receipt of the letter dated October 9, 2009 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Reference is also made to the conversation between a representative of the Company, and Mr. Jay Knight on December 9, 2009, during which it was suggested that the Company respond to the Staff Letter at its earliest opportunity and subsequently file Amendment No. 1 to Form 10-K ("Amendment") upon consent from the Company's new auditors. The Company anticipates to file the Amendment on or before December 18, 2009.

     We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

     We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

COVER PAGE

1. WE NOTE THAT YOU INDICATE ON THE COVER PAGE THAT YOUR COMMON STOCK IS REGISTERED PURSUANT TO SECTION 12(G) OF THE EXCHANGE ACT. HOWEVER, NO EXCHANGE ACT REGISTRATION STATEMENT HAS EVER BEEN FILED. THEREFORE, PLEASE REVISE YOUR AMENDED FORM 10-K COVER PAGE AS APPROPRIATE.

     RESPONSE: Revised. We will revise the cover page of the Amendment to address the Staff's comment and will delete the description of common stock as being registered in an Exchange Act registration statement.

PART I

FORWARD LOOKING STATEMENTS, PAGE 3

2. WE NOTE THE REFERENCE TO SECTION 27A OF THE SECURITIES ACT 1933 AND SECTION 21E OF THE EXCHANGE ACT OF 1934. IT DOES NOT APPEAR THAT YOU ARE ELIGIBLE TO RELY UPON THE SAFE HARBOR FOR FORWARD LOOKING STATEMENTS BECAUSE YOU ARE AN ISSUER OF PENNY STOCK. THEREFORE, PLEASE AMEND YOUR FORM 10-K TO REMOVE SUCH REFERENCES.

     RESPONSE: Revised. We will revise the statement in the Amendment to remove the reference to Section 27A of the Securities Act 1933 and Section 21E of the Exchange Act of 1934, and we will include the following paragraph at the bottom of the Section.

          "The safe harbors of forward-looking statements provided by Section 21E of the Exchange Act are unavailable to issuers of penny stock. As we issued securities at a price below $5.00 per share, our shares are considered penny stock and such safe harbors set forth under the Private Securities Litigation Reform Act of 1995 are unavailable to us."

ITEM 1.  BUSINESS

3. PLEASE AMEND YOUR FORM 10-K TO INCLUDE A MORE THOROUGH DISCUSSION OF RECENT DEVELOPMENTS IN YOUR BUSINESS OPERATIONS AND THE CURRENT STATUS OF YOUR "GLOBAL ADVERTISING GATEWAY SYSTEM." IN THIS REGARD, WE NOTE THAT YOUR BUSINESS SECTION DISCLOSURE HAS REMAINED VIRTUALLY UNCHANGED FROM THE DISCLOSURE CONTAINED IN YOUR FORM S-1 (333-150775), FILED MAY 9, 2008. YOUR DISCUSSION SHOULD DESCRIBE THE DEVELOPMENT OF YOUR BUSINESS SINCE YOUR INCEPTION.

     RESPONSE: Revised. We will revise the Amendment to include a more thorough discussion of recent developments in our business operations and a statement that due to a lack of funding we have been unable to implement our business plan.

OVERVIEW, PAGE 3

4. IN THE THIRD SENTENCE OF THE SECOND PARAGRAPH OF THIS SECTION, YOU STATE THAT YOU HAVE NOT COMMENCED OPERATIONS "OTHER THAN IN CONNECTION WITH THIS OFFERING[.]" PLEASE REVISE HERE AND ELSEWHERE (E.G., RISK FACTORS 2 AND 4 ON PAGE 11) TO REMOVE THIS "OFFERING" REFERENCE, AS YOUR DISCLOSURE IS NOT BEING USED IN CONNECTION WITH A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933.

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
     RESPONSE: Revised. We will revise the Amendment to delete all references in the Form 10-K to the phrase "in connection with this offering."

ITEM 7.  MANAGEMENT'S DISCUSSION AND ANALYSIS.... PAGE 15

5. EXPAND THE MD&A TO INCLUDE A REASONABLY DETAILED AND QUANTIFIED DISCUSSION OF MANAGEMENT'S VIABLE PLAN OF OPERATION WHICH, IF SO SUCCESSFUL, WOULD CURE THE "GOING CONCERN" QUALIFICATION CITED IN THE FORM 10-K FINANCIAL STATEMENT FAIRNESS OPINION OF YOUR CERTIFYING ACCOUNTANTS.

     RESPONSE: Revised. We will revise the Amendment to expand the MD&A to include a reasonably detailed and quantified discussion of management's viable plan of operation. We plan to raise additional funds by way of a private placement in order to address the "going concern" qualification cited in our financial statements.

OVERVIEW, PAGE 16

6. YOU STATE IN THE FIRST PARAGRAPH OF THIS SECTION THAT YOU DO NOT ANTICIPATE GENERATING SIGNIFICANT REVENUES UNTIL YOU CAN DEPLOY "A WEBSITE CAPABLE OF ACCEPTING BOOKS IN A NUMBER OF DIFFERENT ELECTRONIC FORMATS, OF CREATING AN ONLINE INVENTORY OF TITLES, AND OF OFFERING THESE E-BOOKS FOR SALE IN A DOWNLOADABLE FASHION." AS THIS DESCRIPTION OF YOUR BUSINESS DIFFERS FROM YOUR BUSINESS DESCRIPTION IN YOUR ITEM 1 "BUSINESS" SECTION, PLEASE EXPLAIN THIS DISCREPANCY. REVISE AS APPROPRIATE.

     RESPONSE: Revised. We will revise the Overview section of the MD&A in order to rectify the discrepancy between the description of the Business in Item 1 and the description of the business of the Company in the MD&A.

ITEM 9A. CONTROLS AND PROCEDURES, PAGE 31

7. PLEASE AMEND YOUR FORM 10-K TO DISCLOSE THE CONCLUSIONS OF THE COMPANY'S PRINCIPAL EXECUTIVE AND PRINCIPAL FINANCIAL OFFICERS OR PERSONS PERFORMING SIMILAR FUNCTIONS, REGARDING THE EFFECTIVENESS OF THE COMPANY'S DISCLOSURE CONTROLS AND PROCEDURES (AS DEFINED IN RULES 13A-15(E) OR 15D-15(E)) AS OF THE END OF THE PERIOD COVERED BY THE REPORT, AS REQUIRED BY ITEM 307 OF REGULATION S-K.

     RESPONSE: Revised. We will revise Item 9A Controls and Procedures of the Amendment to clarify that the term "management" in Item 9A of our Form 10-K referred to our principal executive and financial officer and set forth his conclusions regarding the effectiveness of our disclosure control and procedures as of March 31, 2009.

ITEM 10.  DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE, PAGE 34

8.   PLEASE AMEND YOUR FORM 10-K TO INCLUDE ALL OF THE INFORMATION REQUIRED BY
     ITEM 407(C)(3) OF REGULATION S-K, PERTAINING TO A NOMINATING COMMITTEE.

     RESPONSE: Revised. We will revise Item 10 in the Amendment to include all of the information required by Item 407(c)(3) of Regulation S-K pertaining to a nominating committee.

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
ITEM 11.  EXECUTIVE COMPENSATION, PAGE 34

9. WHILE WE NOTE THAT YOUR OFFICERS DID NOT RECEIVE COMPENSATION DURING 2008 AND 2009, PLEASE REVISE YOUR SUMMARY COMPENSATION TABLE SO THAT ITS FORMAT IS CONSISTENT WITH THE CURRENT REQUIREMENTS OF ITEM 402 OF REGULATION S-K. IN THIS REGARD, WE NOTE THAT YOUR CURRENT FORMAT DOES NOT REFLECT THE 2006 AMENDMENTS TO ITEM 402.

     RESPONSE: Revised. We will insert a new compensation table in Item 11 to reflect the 2006 amendments to Item 402.

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.... PAGE 35

10. PLEASE REVISE TO DISCLOSE THE NAME OF THE STOCKHOLDERS TO WHOM THE COMPANY IS INDEBTED, AS WELL AS THE LARGEST AGGREGATE AMOUNT OF PRINCIPAL OUTSTANDING DURING THE PERIOD FOR WHICH FOR WHICH [SIC] DISCLOSURE IS PROVIDED. REFER TO ITEM 404(A) OF REGULATION S-K.

     RESPONSE: Revised. We will insert the name of the stockholder that provided the loan described in Item 13 of the Form 10-K.

SIGNATURES, PAGE 37

11. YOU STATE THAT LESTER G. MANALO IS SIGNING IN THE CAPACITY OF "PRESIDENT, TREASURER, SECRETARY, AND DIRECTOR" (EMPHASIS ADDED.) HOWEVER, YOU LIST RONALD A.T. LOPEZ AS YOUR SECRETARY ON PAGE 33. PLEASE REVISE AS APPROPRIATE. ALSO, IF TRUE, REVISE TO IDENTIFY MR. MANALO IS SIGNING ON BEHALF OF THE COMPANY IN THE CAPACITIES OF PRINCIPAL EXECUTIVE OFFICER, PRINCIPAL FINANCIAL OFFICER, AND PRINCIPAL ACCOUNTING OFFICER. REFER TO GENERAL INSTRUCTION D.2. OF FORM 10-K.

     RESPONSE: Revised. We will revise the signatures in the Amendment and will identify Mr. Manalo as the company's Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer.

12. PLEASE NOTE THAT GENERAL INSTRUCTION D.2. OF FORM 10-K REQUIRES THAT YOUR REPORT BE SIGNED "BY AT LEAST THE MAJORITY OF THE BOARD OF DIRECTORS." HOWEVER, YOUR FORM 10-K IS ONLY SIGNED BY 50% OF YOUR BOARD OF DIRECTORS, WHICH IS LESS THAN A MAJORITY. THEREFORE, IN YOUR AMENDED FILING, PLEASE REQUEST THAT YOUR OTHER DIRECTOR, MR. LOPEZ, SIGN THE REPORT.

     RESPONSE: Revised. We will revise the Signatures to include the signature of Mr. Lopez.

                                   * * * * * *

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
     We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact at Tel: (425) 646-2391.

                                       Sincerely,


                                       /s/ Lester G. Manalo
                                       -----------------------------------------
                                       Lester G. Manalo
                                       President, Treasurer and Director
                                       Adtomize Inc.


VIA EDGAR

cc: Securities and Exchange Commission
    Mr. Jay Knight
    Ms. Robert Bartelmes


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